Filed in the Office of	Business Number E0402072006-3
FVAguilar	Filing Number 20265883877
Secretary of State State Of Nevada	Filed On 7/7/2026 8:41:00 AM
	Number of Pages 13

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Ocean Thermal Energy Corporation Entity or Nevada Business Identification Number (NVID): NV20061033891
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series E Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* PURSUANT TO SECTION 78.1955 of the Nevada Revised Statutes, Ocean Thermal Energy Corporation, a corporation organized and existing under the Corporations Law of the State of Nevada (the "Corporation"), does hereby submit the following: (See attachment for remainder).
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Jeremy Feakins (DocuSigned by:) Signature of Officer Date: 07/01/2026

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Certificate of Designation of Series E Convertible Preferred Stock of Ocean Thermal Energy Corporation

PURSUANT TO SECTION 78.1955 of the Nevada Revised Statutes, Ocean Thermal Energy Corporation, a corporation organized and existing under the Corporations Law of the State of Nevada (the "**Corporation**"), does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.001 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. **Designation**. There shall be a series of Preferred Stock that shall be designated as "Series E Convertible Preferred Stock" (the "**Series E Preferred Stock**") and the number of Shares constituting such series shall be 150. The rights, preferences, powers, restrictions, and limitations of the Series E Preferred Stock shall be as set forth herein.

2. **Defined Terms**. For purposes hereof, the following terms shall have the following meanings:

"**Adjustment Event**" has the meaning set forth in Section 8.4(a).

"**Board**" has the meaning set forth in the Recitals.

"**Certificate of Designation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (a) any sale, lease, or transfer or series of sales, leases, or transfers of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation;

or (c) any merger, consolidation, recapitalization, or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Common Stock**" means the common stock, par value $0.001 per share, of the Corporation.

"**Corporation**" has the meaning set forth in the Preamble.

"**Conversion Date**" means the date that a Conversion Trigger occurs, provided that if the Conversion Trigger is the closing of a Change of Control or Qualified Public Offering, the Conversion Date shall be deemed to be the date immediately prior to such closing.

"**Conversion Price**" means the arithmetic average of the Common Stock VWAP for the ten trading days prior to the Conversion Date multiplied by 0.50. For purposes of this calculation, "VWAP" per Common Share on any trading day means the per share volume-weighted average price as displayed by Bloomberg (or its equivalent successor if such data is not available). If such information is unavailable, the VWAP for each trading day shall be determined by the Board by reference to the official daily trading data published by the principal trading market or exchange on which the shares are then listed or quoted, and shall exclude any trades made outside of regular trading hours or trades that are not reported through the official trading system.

"**Conversion Shares**" means the shares of Common Stock or other capital stock of the Corporation then issuable upon conversion of the Series E Preferred Stock in accordance with the terms of Section 8.

"**Conversion Trigger**" means the earlier to occur of (a) the Corporation or a Subsidiary of the Corporation executing a power purchase agreement or other commercial contract relating to ocean thermal energy conversion power, desalinated water, cooling, or related infrastructure services; (b) a Change of Control; or (c) a Qualified Public Offering.

"**Date of Issuance**" means, for any Share of Series E Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

"**Dividend Payment Date**" has the meaning set forth in Section 4.1.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series E Preferred Stock.

"**Liquidation**" has the meaning set forth in Section 5.1.

"**Liquidation Value**" means, with respect to any Share on any given date, \$10,000 (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series E Preferred Stock).

"**Majority Interest**" has the meaning set forth in Section 6.2.

"**Parity Securities**" has the meaning set forth in Section 3.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

"**Preferred Stock**" has the meaning set forth in the Recitals.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act of 1933, as amended, of Common Stock of the Corporation having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least \$10,000,000, following which at least 20% of the total Common Stock of the Corporation on a fully diluted, as-converted basis shall have been sold to the public and shall be listed on any national securities exchange registered with the Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended.

"**Redemption Trigger Date**" means the date that is two years from the Date of Issuance of such Shares.

"**Senior Securities**" has the meaning set forth in Section 3.

"**Series E Preferred Stock**" has the meaning set forth in Section 1.

"**Series E Preferred Stock Breach**" has the meaning set forth in Section 9.1.

"**Series E Redemption**" has the meaning set forth in Section 7.1.

"**Series E Redemption Date**" has the meaning set forth in Section 7.2.

"**Series E Redemption Notice**" has the meaning set forth in Section 7.2.

"**Series E Redemption Price**" has the meaning set forth in Section 7.1.

"**Share**" means a share of Series E Preferred Stock.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

3. **Rank**. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series E Preferred Stock shall rank (i) senior to all Junior Securities; (ii) on parity

with any other class or series of Preferred Stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series E Preferred Stock (the "**Parity Securities**"); and (iii) junior to any other class or series of Preferred Stock or other capital stock of the Corporation hereafter created (with the approval of the holders of a majority of the Shares of Series E Preferred Stock obtained in accordance with Section 6.2 herein) specifically ranking, by its terms, senior to the Series E Preferred Stock (collectively, the "**Senior Securities**").

4. Dividends.

4.1 Accrual and Payment of Dividends. From and after the Date of Issuance of any Share, cumulative dividends on such Share shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 8.0% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Share shall be paid either in cash or Conversion Shares, at the election of the Board, when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series E Preferred Stock in accordance with the provisions of Section 5 or Section 7; provided, that to the extent not paid on the last day of March, June, September, and December of each calendar year (each such date, a "**Dividend Payment Date**"), all accrued dividends on any Share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto or converted pursuant to Section 8. All accrued and accumulated dividends on the Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

4.2 Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued and accumulated with respect to the Series E Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the Shares held by each such holder.

5. Liquidation.

5.1 *Liquidation*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "**Liquidation**"), the holders of Shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared).

5.2 Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series E Preferred Stock the full preferential amount to which they are entitled under Section 5.1, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series E Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

5.3 *Notice*. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series E Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

6. Voting.

6.1 Voting Generally. The holders of outstanding Shares of Series E Preferred Stock shall not be entitled to vote with holders of outstanding shares of Common Stock or any other securities issued by the Corporation, except as provided by law or by the provisions of Section 6.2 below.

6.2 Other Special Voting Rights. Without the prior approval of holders of not less than a majority of the then total outstanding Shares of Series E Preferred Stock (a "**Majority Interest**"), voting separately as a single class with one vote per Share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 6.2 (any such action or transaction without such prior written consent being null and void *ab initio* and of no force or effect) as follows:

(a) create, or authorize the creation of, any additional class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation) that ranks superior to the Series E Preferred Stock in dividends, liquidation, or redemption rights, preferences, or privileges;

(b) amend, alter, modify, or repeal this Certificate of Designation;

(c) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any capital stock of the Corporation; *provided*, that this restriction shall not apply to (i) the redemption or repurchase of or the payment of dividends on Shares of Series E Preferred Stock pursuant hereto, (ii) the declaration or payment of any dividend or distribution payable on the Common Stock in shares of Common Stock, or (iii) the repurchase of Junior Securities held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase;

(d) declare bankruptcy, dissolve, liquidate, or wind up the affairs of the Corporation or any Subsidiary of the Corporation;

(e) enter into, or become subject to, any agreement or instrument or other obligation which by its terms restricts the Corporation's ability to perform its obligations under this Certificate of Designation, including the ability of the Corporation to pay dividends or make any redemption or other liquidation payment required hereunder.

(f) agree or commit to do any of the foregoing.

7. Redemption.

7.1 Redemption. At any time and from time to time on or after the Redemption Trigger Date and before a Conversion Date, the Corporation shall have the right to elect to redeem all or any portion of the then outstanding Shares of Series E Preferred Stock (a "**Series E Redemption**") for a price per Share equal to the Liquidation Value for such Share, plus all unpaid accrued and accumulated dividends on such Share (whether or not declared) (the "**Series E Redemption Price**"). In exchange for the surrender to the Corporation by the respective holders of Shares of Series E Preferred Stock of their certificate or certificates representing such Shares in accordance with Section 7.3 below, the aggregate Series E Redemption Price for all Shares held by each holder of Shares shall be payable, at the election of the Board, either in cash in immediately available funds, or in Conversion Shares, to the respective holders of the Series E Preferred Stock on the applicable Series E Redemption Date.

7.2 Redemption Notice. Before effectuating a Series E Redemption, the Corporation shall send written notice (the "**Series E Redemption Notice**") to each holder of record of Series E Preferred Stock. Each Series E Redemption Notice shall state:

(a) the number of Shares of Series E Preferred Stock held by the holder that the Corporation shall redeem on the Series E Redemption Date;

(b) the date of the closing of the redemption, which shall be no later than sixty (60) days following the date of the Series E Redemption Notice (the applicable date, the "**Series E Redemption Date**") and the Series E Redemption Price;

(c) the manner and place designated for surrender by the holder to the Corporation of his, her or its certificate or certificates representing the Shares of Series E Preferred Stock to be redeemed.

7.3 Surrender of Certificates. On or before the Series E Redemption Date, each holder of Shares of Series E Preferred Stock shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series E Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series E Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series E Redemption Price to the holder of record of such certificate; *provided*, that if less than all the Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Shares shall be issued in the name of the applicable holder of record of canceled stock certificate.

7.4 Rights Subsequent to Redemption. If on the applicable Series E Redemption Date, the Series E Redemption Price is paid (or tendered for payment) for any of the Shares to be redeemed on such Series E Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered, including any rights to dividends on such Shares, shall cease, and such Shares shall no longer be deemed issued and outstanding.

8. Conversion.

8.1 *Automatic Conversion*. Subject to the provisions of this Section 8, in connection with a Conversion Trigger, and on the Conversion Date, all of the outstanding Shares of Series E Preferred Stock (including any fraction of a Share) held by stockholders shall automatically convert along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of Common Stock (including any fraction of a Share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, (ii) adding to the result all accrued and accumulated and unpaid dividends on such Shares to be converted, and then (ii) dividing the result by the applicable Conversion Price then in effect.

8.2 Procedures for Conversion; Effect of Conversion.

(a) *Procedures for Conversion*. As of the Conversion Date, all outstanding Shares of Series E Preferred Stock shall be converted to the number of shares of Common Stock calculated pursuant to Section 8.1 without any further action by the relevant holder of such Shares or the Corporation. As promptly as practicable following the Conversion Date (but in any event within ten days thereafter), the Corporation shall send each holder of Shares of Series E Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly

assigned, or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen, or missing, accompanied by an affidavit of loss executed by the holder. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten days thereafter) deliver to the relevant holder a certificate or issue in book-entry format in such holder's name for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(b) *Effect of Conversion*. All Shares of Series E Preferred Stock converted as provided in this Section 8.2 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time (including, without limitation, any right of redemption pursuant to Section 7), other than the right of the holder to receive shares of Common Stock in exchange therefor.

8.3 No Charge or Payment. The issuance of shares of Common Stock upon conversion of Shares of Series E Preferred Stock pursuant to Section 8.1 shall be made without payment of additional consideration by, or other charge, cost, or tax to, the holder in respect thereof.

8.4 Adjustment to Conversion Price and Conversion Shares. The Conversion Price and the number and type of Conversion Shares issuable on conversion of the Shares of Series E Preferred Stock shall be subject to adjustment from time to time as provided in this Section 8.4.

(a) *Adjustment to Conversion Price and Conversion Shares Upon Reorganization, Reclassification, Consolidation, or Merger*. In the event of any (i) capital reorganization of the Corporation, (ii) reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or (iii) consolidation or merger of the Corporation with or into an affiliated Person (collectively, an "**Adjustment Event**"), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock or securities with respect to or in exchange for Common Stock, each Share of Series E Preferred Stock shall, immediately after such Adjustment Event, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Conversion Shares then convertible for such Share, be exercisable for the kind and number of shares of stock or other securities of the Corporation or of the successor Person resulting from such Adjustment Event to which such Share would have been entitled upon such Adjustment Event if the Share had been converted in full

immediately prior to the time of such Adjustment Event into the applicable number of Conversion Shares then issuable hereunder as a result of such conversion (without taking into account any limitations or restrictions on the convertibility of such Share, if any); and, in such case, appropriate adjustment (in form and substance determined by the Board) shall be made with respect to such holder's rights under this Certificate of Designation to insure that the provisions of this Section 8 shall thereafter be applicable, as nearly as possible, to the Series E Preferred Stock in relation to any shares of stock, securities, or assets thereafter acquirable upon conversion of Series E Preferred Stock (including, in the case of any consolidation, or merger in which the successor or purchasing Person is other than the Corporation, an immediate adjustment in the Conversion Price to the value per share for the Common Stock reflected by the terms of such Adjustment Event, and a corresponding immediate adjustment to the number of Conversion Shares acquirable upon conversion of the Series E Preferred Stock without regard to any limitations or restrictions on conversion, if the value so reflected is less than the Conversion Price in effect immediately prior to such Adjustment Event). The provisions of this Section 8.4(a) shall similarly apply to successive Adjustment Events. The Corporation shall not effect any such Adjustment Event unless, prior to the consummation thereof, the successor Person (if other than the Corporation) resulting from such Adjustment Event, shall assume, by written instrument substantially similar in form and substance to this Certificate of Designation (in form and substance determined by the Board), the obligation to deliver to the holders of Series E Preferred Stock such shares of stock, securities, or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Series E Preferred Stock.

(b) *Certificate as to Adjustment*. As promptly as reasonably practicable following any Adjustment Event, but in any event not later than ten days thereafter, the Corporation shall furnish to each holder of record of Series E Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail the resulting adjustment and the facts upon which it is based and certifying the calculation thereof.

9. Breach of Obligations.

9.1 *Series E Preferred Stock Breach*. A breach by the Corporation of the rights, preferences, powers, restrictions, and limitations of the Series E Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 9.1 (each such event or condition, a "**Series E Preferred Stock Breach**"), whether such event or condition occurs voluntarily or involuntarily, by operation of law or pursuant to any judgment, order, decree, rule, or regulation and regardless of the reason or cause of such event or condition.

(a) *Nonpayment of Liquidation Payments*. The failure of the Corporation to make any liquidation payment when due pursuant to Section 5, whether or not such payment is legally permissible or is otherwise prohibited.

(b) *Breach of Veto Rights*. The Corporation or any of its Subsidiaries breaches or otherwise fails to perform or observe any of the covenants or agreements contained in Section 6.2, including by attempting to take any action requiring the affirmative consent of a Majority Interest of the holders of the Series E Preferred Stock without first obtaining such consent.

(c) *Bankruptcy or Insolvency*. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

9.2 *Consequences of Breach*. In addition to any other rights which a holder of Shares of Series E Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series E Preferred Stock shall have the rights and remedies set forth in this Section 9.2 on the occurrence of a Series E Preferred Stock Breach.

(a) *Increased Dividend Rate*. If a Series E Preferred Stock Breach has occurred and is continuing, the dividend rate on the Series E Preferred Stock set forth in Section 4.1 hereof shall increase immediately to 10.0% *per annum*, until no Series E Preferred Stock Breach exists.

(b) *Adjustment to Conversion Price*. If a Series E Preferred Stock Breach has occurred and is continuing on a Conversion Date, the then current Conversion Price of the Series E Preferred Stock shall be reduced immediately to ninety percent (90%) of the Conversion Price in effect immediately prior to such reduction.

10. Reissuance of Series E Preferred Stock. Any Shares of Series E Preferred Stock redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

11. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day

if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 11).

12. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and a Majority Interest, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series E Preferred Stock; *provided, further*, that no amendment, modification, or waiver of the terms or relative priorities of the Series E Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 12.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation as of July 1, 2026.

OCEAN THERMAL ENERGY CORPORATION

DocuSigned by:

Jeremy Feakins

By Jeremy P. Feakins, Chief Executive Officer